100 Wall Street, 21st Floor New York, NY 10005 Tel: 212-509-5050 Fax: 212-509-9559	WUERSCH & GERING LLP ATTORNEYS AT LAW

July 27, 2005

Private Edgar Correspondence Filing

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Ms. Sara Kalin

Re:	Cygni Systems Corporation
Preliminary Information Statement on Schedule 14C
Filed July 14, 2005

Ladies and Gentlemen:

Please note that as of even date herewith Cygni Systems Corporation (the “Company”) is filing with the Commission Amendment Number 1 to the Information Statement on Schedule 14C (the “Information Statement”). The Company has amended the Information Statement to reflect the changes thereto requested by the Commission in the comment letter from the Staff dated July 14, 2005 (the “Commission Letter”).

The comment contained in the Commission Letter asks us to “please expand your filing to disclose all of the material terms of the Letter of Intent regarding the acquisition of XL Generation AG.” We have complied with this instruction in the section entitled “Reasons for Amendment of the Certificate of Incorporation,” on page 2. The Commission Letter also requests that we disclose whether shareholder approval of the name change is a condition to completion of the acquisition. We have added disclosure stating that such approval is not a condition to the completion of the acquisition.

Finally, the Commission Letter asks “whether shareholders will be given an opportunity to vote on the acquisition as well as the name change.” Shareholders (other than the majority shareholder) will not be voting on the name change. Under applicable state corporate law, shareholder approval is not required for the closing of the acquisition of XL Generation AG (“XL Gen”). Nonetheless, the Board of Directors of the Company is currently considering whether to provide the shareholders with an opportunity to vote with respect to approval or disapproval of the XL Gen acquisition. In the event that the Board of Directors of the Company makes a determination to voluntarily present the prospective acquisition to the vote of shareholders, a subsequent Proxy Statement or Information Statement, as applicable, will be filed

Securities and Exchange Commission	July 27, 2005 Page 2

with the Commission. Such subsequent Proxy Statement or Information Statement, if filed and delivered to the shareholders, will contain additional information regarding the prospective acquisition transaction and an explanation of shareholder rights, if any, applicable in connection therewith.

For convenience, we intend to deliver to you via FedEx three (3) paper courtesy copies marked to show changes from the prior filed version of the Information Statement.

Please do not hesitate to contact the undersigned if you have any questions or comments. Thank you very much.

Very truly yours,

/s/ Travis L Gering

Travis L Gering

cc:	Mr. Claude Pellerin, CEO, Cygni Systems Corporation